Exhibit 99.5

FOR RELEASE July 8, 2011, immediately

Pure Nickel Reports Operating Highlights and Results for the Six Months Ended May 31, 2011

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) today released its operating highlights and financial results for the quarter ended May 31, 2011.

Operating highlights

MAN Alaska Property

During the second quarter Pure Nickel’s partner on the MAN property confirmed its commitment to the 2011 program and the scope and budget of approximately US$4.8 million were finalized. The exploration program at the property is well underway. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Salt Chuck, Alaska Property

During the quarter we initiated the permitting process for the Salt Chuck property and plans for a fall or winter exploration program are being readied. Located on Prince of Wales Island in the Alaskan Panhandle, the property consists of 146 contiguous federal lode mining claims. The Salt Chuck mine produced approximately 300,000 metric tonnes of ore, reported by US government summaries (1948) to be 0.95 % Copper, 1.96 g/t Palladium, 1.12 g/t Gold and 5.29 g/t Silver. The mine was the largest producer of palladium in the USA during its era of production. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Tower, Manitoba Property

Pure Nickel’s option partner on the Tower Property, Rockcliff Resources, completed its fall/winter drill program in the second quarter. Results from a 24 hole, 7,500 metre drill program have been excellent and have consistently returned high grade copper values. Future drilling, subject to Rockcliff Resources scheduling, will target the mineralization along strike and to a vertical depth of 600 metres as well the TDEM (Time Domain Electromagnetic) geophysical conductors near the Tower Copper Deposit. Ken Lapierre, P.Geo., and Mark Smethurst, of Rockcliff Resources Inc., are the designated Qualified Persons for this project.

Results for six months ended May 31, 2011

Pure Nickel reported that its net loss was in line with expectations: $524,000 ($0.01 per share) for the three months ended May 31, 2011, compared to a net loss of $953,000 ($0.01 per share) for three months ended May 31, 2010, and a net loss of $884,000 ($0.01 per share) for the six months ended May 31, 2011, compared with a net loss of $1,347,000 ($0.02 per share) in the prior year. For further information please refer to Pure Nickel’s consolidated interim financial statements and the accompanying management discussion and analysis on the company’s website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Corporate Update

Pure Nickel also announces that its Board of Directors granted 100,000 stock options to an employee. The options will have an exercise price the higher of the five day volume weighted average price or today’s close, a term of three years and are subject to the terms and conditions of the company Stock Option Plan.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, intention to delist from the OTCBB, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com